February 26, 2018

VIA EDGAR

United States Securities and Exchange Commission
Office of Consumer Products
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Mara L. Ransom, Assistant Director

Re:	Union Acquisition Corp.
Registration Statement on Form S-1(File No. 333-222744)
Filed January 29, 2018, as amended

Dear Ms. Ransom:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several underwriters, hereby joins in the request of Union Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on Tuesday, February 27, 2018, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 400 copies of the Preliminary Prospectus dated February 23, 2018 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

LADENBURG THALMANN & CO. INC., as
representative of the several underwriters

By:	/s/ Steven Kaplan
Name:	Steven Kaplan
Title:	Head of Capital Markets

cc:	Holland & Knight LLP

Graubard Miller